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                                                                    EXHIBIT (28)

                     INFORMATION INCORPORATED BY REFERENCE

(28)(I)  LEGAL PROCEEDINGS

Guaranty Bank is, from time to time, a party to routine litigation arising from regular business activities incident to furnishing financial services. In addition, Bancshares and/or Guaranty Bank were parties to the following legal proceedings, all of which were resolved during June, 1997:

         (1) H.T. Olinde, Jr., et al. v. The 400 Group, et al., 18th Judicial District Court, Suit Number 27,859, Division "Ad Hoc". Bancshares and Guaranty Bank were substitute plaintiffs in this action, originally filed in May, 1993 by the shareholders of Bancshares as a derivative action against former directors and certain others ("The 400 Group"), seeking declaration of the amount due under promissory notes evidencing advances by The 400 Group to or for the benefit of Bancshares in 1987-88. The total amount advanced by The 400 Group was $1 million, including $400,000 for purchase of a promissory note made by Bancshares, on which note the principal and interest due at the time of purchase by The 400 Group was $1.7 million. After trial on the merits in August, 1994, the trial court awarded judgment for approximately $3.6 million against Bancshares, including the full face amount, approximately $2.4 million, on the promissory note purchased by The 400 Group for $400,000. The judgment amount was paid by Bancshares in July, 1995, subject to appeal. On appeal, the Louisiana First Circuit Court of Appeal modified the judgment and reduced the trial court's judgment to return of the original advances, plus reasonable interest, a total of approximately $1.8 million. On May 9, 1997, the Louisiana Supreme Court declined to review the ruling of the First Circuit, leaving that ruling as the final judgment in the case. Pursuant to the final judgment, on June 4, 1997 The 400 Group paid to Bancshares a total of approximately $2.2 million in refund due in this claim, as well as for settlement of actions 2 and 3 discussed below.

         (2) Team Bank and Trust Company (now known as Guaranty Bank & Trust Company) v. Thomas R. Bryan, et al., 18th Judicial District Court, Suit Number 28,255, Div. "D". This claim was filed by Guaranty Bank in September, 1993 against certain of its former directors for breach of fiduciary duty incident to causing payment by Guaranty Bank of a total of approximately $127,000 in charges by third parties for services which Guaranty Bank asserts were for the benefit of the defendants. This claim was resolved on June 4, 1997, in connection with resolution and settlement of claims (1) and (2) discussed herein.

         (3) Thomas R. Bryan v. Guaranty Bank & Trust Company, 18th Judicial District Court, Suit Number 28,873, Div. "A". In August, 1993 the Bank's chief executive officer, Thomas R. Bryan, who was also the president of The 400 Group (described above), was dismissed for his actions on behalf of The 400 Group and adverse to Guaranty Bank and Bancshares. In May, 1994, Mr. Bryan filed suit for alleged breach of his employment agreement with Guaranty Bank. This claim was resolved on June 4, 1997 in connection with resolution and settlement of claims
(1) and (2) discussed above.


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         (4) Raymond Long, et al. v. Great Guaranty Bancshares, Inc., et al.,
18th Judicial District Court, Suit Number 23,413, Div. "C". In 1988, a former director, Raymond Long, sued Guaranty Bank, Bancshares and the Bank's chief executive officer at that time, Thomas R. Bryan, for $1.5 million alleging, among other things, that Guaranty Bank wrongfully dishonored checks. This action remained dormant for several years by agreement of the parties will remain dormant pending final decision in the litigation with The 400 Group described above, and was dismissed by the plaintiff in June, 1997 upon resolution of all claims involving The 400 Group.

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EXHIBIT (28)(ii)  RECENT SALES OF UNREGISTERED SECURITIES

         In July, 1994, the directors of Bancshares loaned to Bancshares the sum of $219,200 pursuant to convertible debentures of a form approved by the Bancshares Board of Directors and by the Federal Reserve Board for funding of expenses of Bancshares' ongoing litigation with its prior directors and others. See "Legal Proceedings". The debentures stipulated interest on the principal amount at the "prime" rate as it may from time to time exist, as published in the Wall Street Journal, plus one (1%) percent per annum. On August 22, 1994, by agreement of Bancshares and the holders of the debentures, the debentures were converted into 42,896 shares of the previously authorized Series B Preferred Stock at the conversion price of $5.11 per share, based on information then available regarding value of Bancshares and subject to the right of Bancshares to redeem shares of the Preferred Stock if necessary to avoid dilution of the holders of Common Stock upon completion of pending litigation. In furtherance of that redemption right, the holders of the Preferred Stock granted to Bancshares the right to redeem the Preferred Shares for the original issue price plus an amount equal to interest on the issue price at the prime rate, plus one (1%) percent per annum, from the issue date through the date of redemption. On December 29, 1995 Bancshares issued to Raymond R. Long, 3,125 shares of Series B Preferred Stock in payment of indebtedness by Bancshares to Mr. Long, subject to the right of Bancshares to redeem said shares on terms and conditions identical to those described above. On December 28, 1995 a total of 24,462 shares of the Series B voting Preferred Stock were converted to shares of Series A, nonvoting Preferred Stock on a share for share basis, on agreement of Bancshares with the holders of said shares. The shares of Series A and Series B Preferred Stock referred to above were issued on exemption from registration pursuant to the intrastate offering exemption, Section 3(a)(11) of the Securities Act of 1933. The Company did not use any underwriters in connection with the offering, and no securities sales commissions were paid. In accordance with the right of redemption granted to Bancshares on conversion of the debentures, all of the shares of Series A and Series B Preferred Stock were redeemed by Bancshares on June 11, 1997. See "Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters."